SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-15106

dated October 18, 2002

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida Republica do Chile, 65
20035-900 - Rio de Janeiro - RJ - Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ JOÃO PINHEIRO NOGUEIRA BATISTA
João Pinheiro Nogueira Batista Chief Financial Officer and Investor Relations Director

Date: October 18, 2002

FORWARD-LOOKING STATEMENTS

         Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Publicly-Traded Company

PRESS RELEASE

Signing of the definitive Stock Purchase Agreement to acquire controlling interest in Perez Companc S.A.

(Rio de Janeiro, October 17, 2002) - PETRÓLEO BRASILEIRO S.A. - PETROBRAS, [BOVESPA: PETR3/PETR4, NYSE: PBR/PBRA, LATIBEX: XPBR/XPBRA], Brazil's biggest oil and gas, petrochemicals and energy company announces today that it has signed the Stock Purchase Agreement (SPA) related to its previously announced acquisition of 58.62% of the outstanding capital stock of Perez Companc S.A. (BASE: PC, NYSE: PC), the largest independently owned oil company in Latin America, from the Perez Companc Family and the Fundacion Perez Companc.

Petrobras’ CEO Francisco Gros said: “I believe that the acquisition of a Company such as Perez Companc, with high quality assets, excellent management standards and a fine industrial image is entirely in line with Petrobras’ strategic objectives of consolidating the internationalization of the Corporation and its risk diversification processes. The acquisition will establish a material footprint in the exploration and production activity in Latin America. We expect that the acquisition will provide synergies with our downstream facilities, distribution network, petrochemical and gas businesses in the southern cone, as well as supply of by-products in Brazil”.

As mentioned in our press release dated July 22, 2002, the closing of the transaction was subject to the execution of a definitive Share Sale and Purchase Agreement and to (i) the closing of the exchange offer of Perez Companc’s subsidiary, Pecom Energía S.A., in respect to its outstanding Notes, as well as the refinancing of Pecom Energía S.A. bank loans, in both cases leading to an acceptable debt profile for Perez Companc, (ii) additional due diligence, (iii) final Petrobras´ Board of Directors approval, and (iv) certain required regulatory approvals.

The Perez Companc debt restructuring was completed on October 4, 2002 and the results are acceptable and consistent with Petrobras’ preliminary expectations. The total refinancing program involved an amount of approximately US$ 2 billion. 92% of the outstanding bond holders accepted the bond exchange offer and 100% of the banks that were part of the proposed bank debt restructuring accepted the refinancing arrangements. As a result of the restructuring, the average life of Perez Companc’s total debt increased from approximately 3.1 years to 4.4 years.

The due diligence process confirmed Petrobras’ view of Perez Companc’s overall outstanding assets and strategic market position. As a consequence of the process, some adjustments have been performed in the valuation of individual business segments that are reflected in the final transaction terms.

Petrobras’ Board of Directors approved the final terms on October 16, 2002. In accordance with the provision of Argentine law, appropriate filings will now be made with the Argentine antitrust authority (CNDC).

The consideration to be paid, after the conclusion of final negotiations and due diligence, will consist of US$ 689,184,000 in cash and US$ 338,416,000 in Notes issued by Petrobras International Finance Company, a wholly owned subsidiary of Petrobras, with a 4.75% annual coupon and final maturity on October 4th, 2007. Petrobras also acquired 39,67% of the outstanding capital stock of Petrolera Perez Companc S.A. (“PPC”) for US$ 49,752,177 in cash. The Perez Companc Family owned the PPC Shares directly and indirectly. The percentage of PPC purchased is lower and the price for the shares acquired in PPC was also adjusted below that announced in our press release dated July 22, 2002 because of rights of first refusal exercised by a third party.

Petrobras will receive 627,845,399 class B shares of Perez Companc S.A. (resulting from the conversion of the same number of class A shares) owned by members of the Perez Companc family, and 621,871,347 class B shares owned by the Fundación Perez Companc, as well as 198,355 ordinary shares of Petrolera Perez Companc S.A.

Rio de Janeiro, October 17, 2002.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

João Pinheiro Nogueira Batista
CFO and Investor Relations Director